UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2002

Creo Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, BC, Canada V5G 4M1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]
Form 20-F  [ ] Form 40-F  [X]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   [ ] No  [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -

creo

Creo Inc.
3700 Gilmore Way
Burnaby, B.C.
Canada V5G 4M1

T: +1.604.451.2700
F: +1.604.437.9891

www.creo.com

News release

For immediate release

Six Degrees Software Now Available

Vancouver, BC, Canada (June 13, 2002) - Creo Inc. (NASDAQ: CREO; TSX: CRE) released a free 30-day evaluation version of Six Degrees™ software today at www.creo.com/sixdegrees. This download trial of Six Degrees will give consumers the opportunity to test this new timefreeing technology™ before it becomes commercially available at the Macworld show in New York City next month.

Six Degrees software is an email-driven productivity tool. Email has become the prime business communication method and Six Degrees leverages the power of email and puts it to work for the user. It automatically connects and displays related email messages, files, and people on the desktop so that the user can quickly navigate through projects in a powerful new way. Six Degrees software is designed for anyone who has many files and emails and who wants to work more effectively on his or her desktop computer. This next generation application updates in real time, and users are not required to change the way they work or how they store their files to enjoy the benefits of the application.

Creo launched Six Degrees software at Macworld San Francisco in January 2002, where its pre-beta version won a Best of Show Award. The development team conducted an extensive external beta-testing program that involved a cross-section of today's workforce, from freelancers to people working at large multi-national corporations. These beta-testers represented a variety of industries, working at organizations such as grueTech Studios, Fidelity Investments, Jackson Design, Chapin School, and Walmart.com.

"Our beta-testers were amazing and they helped refine Six Degrees into a great application," said Mark Lemmons, director, Creative Software Group at Creo. "We developed Six Degrees to help people get back to work by spending less time getting organized, and more time being organized. Our beta team helped us determine which tools would keep this application very easy to use yet incredibly powerful."

"Six Degrees has quickly become an indispensable part of my daily work-life," said Christopher Murphy, president, grueTech Studios. "I find myself constantly in awe of how I was ever able to navigate the 'spew' of information washing over me each day without Six Degrees."

Six Degrees software operates on Mac® OS X with Microsoft Entourage™ X and on Windows® 2000 and XP with Microsoft® Outlook®. It interacts with all desktop applications through an easy-to-use interface and never limits the user. The English version of Six Degrees software will be released at Macworld New York in July 2002. Six Degrees will be available at www.creo.com/sixdegrees, through mail order, and through online reseller partners. The special introductory price is US$99.

French, Italian, German and Spanish versions are scheduled for release later this year.

About Creo

Creo means "to create" in Latin and "believe" in Spanish. At Creo, we solve complex problems with simple solutions, and Six Degrees is part of this vision. Throughout our 15-year history, Creo has transformed industries and revolutionized the way people work. With 4100 employees worldwide, we deliver breakthrough technologies that challenge conventional thinking and spark new trends, from our roots in the graphics arts and prepress, right up to the computer desktop. Creo, a world leader in solutions for the graphic arts industry, trades under the symbols CREO on NASDAQ and CRE on the Toronto Stock Exchange. www.creo.com.

© 2002 Creo Inc. The Creo product names mentioned in this document are trademarks or service marks of Creo Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties are described under the caption "Information Regarding Forward-looking Statements" and elsewhere in our Annual Report for the fiscal year ended September 30, 2001, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this press release.
Letty Katchen	Holly Hokrein	Rochelle van Halm
Media Relations (Creative)	Marketing Communications (Americas)	Media Relations (Headquarters)
T. +604.451.2700	T. +1.781.280.7331	T. +604.451.2700
F. +604.437.9891	F. +1.781.275.3430	F. +604.437.9891
letty.katchen@creo.com	holly.hokrein@creo.com	rochelle.van.halm@creo.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREO INC.

Date: June 13, 2002

/s/ Paul Kacir
Paul Kacir, Corporate Secretary